Exhibit No. 23(b)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333−126966 on Form S−3 of our report dated February 28, 2008 (November 6, 2008 as to the effects of the retrospective implementation of the Financial Accounting Standards Board Staff Position FIN 39-1 described in Note 2), relating to the consolidated financial statements and consolidated financial statement schedule of Carolina Power & Light Company d/b/a Progress Energy Carolinas, Inc. (PEC) (which report expresses an unqualified opinion and includes an explanatory paragraph concerning the retrospective adoption of a new accounting principle in 2008 and the adoption of new accounting principles in 2007 and 2006), included in the Current Report on Form 8-K of PEC dated November 6, 2008.

/s/ Deloitte & Touche LLP

Raleigh, North Carolina
November 6, 2008